Exhibit 11

CODE OF BUSINESS ETHICS

AN OVERVIEW

of fundamental Group policies and directives guiding our relationships with each other and with our stakeholders.

Further details and additional rules for Ericsson employees in specified areas of operations are found in the Group Policies, Group Directives and Group Instructions as well as in the local directives and instructions. Links to Ericsson Group Policies, Group Directives and Group Instructions can be found here. (http://internal.ericsson.com/book/7982/egms-ericsson-ericsson-group-management-system?unit=GLOB)

TABLE OF

CONTENTS

BEING A TRUSTED PARTNER

Our guiding principles	5

Our responsibility for compliance	6

Reporting compliance concerns	7

CONDUCTING BUSINESS RESPONSIBLY

Our obligations as responsible corporate citizens	8

Respecting human rights throughout our business operations	9

Health and safety	10

Commitment to sustainable development	10

Code of Conduct	11

EVERY ACTION COUNTS

Compliance with laws, rules and regulations	12

Communication and financial information	13

Dealing with conflicts of interest	14

Corruption and financial irregularities	15

Protection and proper use of company assets	16

Protecting information	17

LETTER FROM THE

PRESIDENT AND CEO

Dear colleagues,

Ericsson is built on amazing innovations and great people. We have shaped an entire industry and led technology developments that have benefited so many.

But it is not only about what business we do, it is also about how we conduct our business responsibly. The Code of Business Ethics is our guiding framework to how we conduct business and how we operate.

I do not ask you to simply sign our Code of Business Ethics – I ask you to commit to it, uphold it and understand how it drives our daily behaviors and how it guides us, ensuring that we always conduct business responsibly.

By following our Code of Business Ethics we build trust and credibility with our customers, partners, employees, and shareholders.

I am strongly committed to leading a company that cares and can so profoundly impact the world around us.

I ask you to carefully read the Code of Business Ethics and sign the confirmation. This shows your understanding and commitment to the principles described in the Code of Business Ethics and secures that we conduct business responsibly every day.

Thank you.

Börje Ekholm

President & CEO

March 2017

BEING A TRUSTED

PARTNER

Our guiding principles

Integrity, transparency and responsibility characterize the way we conduct business. Operating with a strong sense of integrity is critical to maintaining trust and credibility with our customers, partners, employees, shareholders, society and other stakeholders. Such trust and credibility requires transparency in how we conduct business and confidentiality when we conduct business to protect business assets and the privacy of individuals.

Creating an environment of transparency in the conduct of business is a high priority for all of us. Our Code of Business Ethics reflects our commitment to operate with candor and truthfulness in our dealings and communications to the marketplace. We expect that the company will be operated in accordance with the principles set forth in this Code. Everyone, from the members of the Board of Directors and the executive management to each individual working for Ericsson, will be held accountable for meeting these standards.

The Code of Business Ethics reflects our company’s commitment to conducting business responsibly including:

●	Being responsible corporate citizens

●	Respecting human rights throughout our business operations

●	Ensuring health and safety

●	Encouraging sustainable development

●	Supporting the UN Global Compact principles as set forth in the Code of Conduct

The Code also contains rules for all individuals performing work for Ericsson, under the staff management of Ericsson, whether as an employee of Ericsson or a subcontractor, or as a private contractor, including:

●	Ensuring compliance at all times with applicable laws, rules and regulations

●	Promoting full, fair, accurate, timely and understandable disclosure in financial reports and other public communications

●	Appropriately dealing with conflicts of interest

●	Protecting and properly using company assets

●	Protecting non-public information

Our responsibility for compliance

Everyone working for Ericsson is required to review the Code, to support and work in line with the company’s commitments stated herein, and to follow the rules in the Code addressed to us as well as all applicable laws. In addition, we must follow Ericsson’s Group policies, directives and instructions as well as local directives and instructions; failure to do so may result in disciplinary action including termination of employment and/or civil and criminal liability.

We place additional responsibilities on our leaders. Through their actions, they shall demonstrate the importance of compliance. Leading by example is critical, as is being available for those who have questions or wish to report possible violations of this Code.

Leaders must ensure that this Code is respected and is enforced in their organizations. Leaders may not turn a blind eye toward unethical conduct.

Reporting compliance concerns

Individuals working for Ericsson – Individuals working under the staff management of Ericsson are encouraged to report any conduct that they believe, in good faith, to be a violation of laws or the Code of Business Ethics to their manager or in accordance with locally established procedure. If the manager is involved in the situation or cannot or has not adequately addressed the concerns, employees are advised to report to a manager of higher rank or in accordance with locally established procedure.

Suppliers, customers and others - Suppliers, customers and other partners involved with Ericsson may report suspected violations of laws or the Code of Business Ethics to the local operations manager or in accordance with locally established procedure.

Ericsson Compliance Line - If the above channels for reporting are not available or appropriate, and if the alleged violation

●	is conducted by group or local management, and

●	relates to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affects vital interests of Ericsson or personal health and safety, the violation may be reported through the Group’s external whistle-blower process: the Ericsson Compliance Line. Reports may be handled via this process if in accordance with local legislation applicable to the persons involved. Information about the Compliance Line is available on the Ericsson intranet1 and on the Ericsson website2.

Leaders are expected to seriously address a reported issue and to work to ensure a satisfactory resolution in alignment with Ericsson’s ethics, values, and procedures, and with any local statutory or regulatory obligations. Ericsson will not accept any discrimination or retaliation against the individual reporting the violation for having, in good faith, reported alleged violations.

[1]	https://www.speakupfeedback.eu/web/stuhe5

[2]	http://www.ericsson.com/reporting-compliance-concerns

CONDUCTING BUSINESS

RESPONSIBLY

– the company’s commitment

It is the responsibility of everyone working for Ericsson to treat corporate responsibility issues, including human rights, health and safety, and environmental issues, in a professional way, and to consider the company’s commitment to being a relevant and responsible driver of positive change in society by conducting business responsibly in their daily work.

Our obligation as responsible corporate citizens

We believe that communication is a basic human need that contributes to economic prosperity and social equity and provides solutions to many of society’s sustainable development challenges. We strive to ensure that our technology is a force for good in the world and minimize any negative impacts. We firmly believe that information and communication technology (ICT) promotes greater transparency and enhances many fundamental human rights, such as the right to health, education, freedom of assembly, and freedom of expression.

It is important to behave in a socially and ethically responsible way, and we strive to be responsible citizens in the communities where we conduct business. We care about the people who take part in the production and support of our products and services worldwide, and users of ICT more broadly. Ericsson is committed to upholding the 10 UN Global Compact principles, which cover human rights, labor standards, environmental management, and anti-corruption. These principles form the basis of our approach to conducting business responsibly.

It is important that the Ericsson brand is always associated with respect for human rights, fair and safe working conditions, and ethically and environmentally sound business practice.

Respecting human rights throughout our business operations

Ericsson respects all internationally recognized human rights, including the International Bill of Human Rights and the International Labor Organization´s Declaration on Fundamental Principles and Rights at Work, which address freedom of association and collective bargaining, forced labor, child labor, and non-discrimination.

We are committed to implementing the UN Guiding Principles for Business and Human Rights throughout our business operations. We strive to avoid infringing on the human rights of others and address adverse human rights impacts with which Ericsson is involved. We shall, in all contexts, seek ways to honor the principles of internationally recognized human rights, even when faced with conflicting requirements.

We are aware of the specific challenges to certain human rights issues in the Networked Society, such as the right to freedom of expression and the right to privacy, and the impacts on other rights arising from potential misuse of technology, and we work actively to minimize any such risks and challenges.

Privacy and security are important elements in products and services delivered by Ericsson, and we align our product and business processes to ensure that human rights aspects of privacy and freedom of expression are respected throughout our business operations.

Health and safety

At Ericsson we give high importance to the health and safety of our employees, our partners’ employees, our suppliers’ employees, and members of the public that may be affected by our operations. Our commitment is demonstrated by thoughtfully considering potential adverse impacts on health and safety, analyzing and planning necessary actions to avoid such impacts, and having leadership commitment at all levels. At Ericsson we have a vision and goal of zero major incidents, and have systems and procedures that apply to all employees and will help the company achieve the zero incident vision.

From a health perspective, Ericsson also encourages employees to maintain a positive work life balance.

Commitment to sustainable development

Ericsson is committed to the sustainable development of society, which is development that meets the needs of the present without compromising the ability of future generations to meet their own needs. We define sustainability as long-term social equity, economic prosperity, and improved environmental performance. The Sustainable Development Goals provide a framework for how we describe our input on society. We are committed to using our technology and expertise to help achieve the Goals.

Ericsson shall strive to develop, produce and offer products, services, and solutions with excellent sustainability performance.

We shall continuously work to reduce the negative impacts of our operations and to maximize positive impacts of our technology in order to enable the sustainable development of society.

We shall increase the knowledge and awareness about sustainability among employees, and proactively engage with stakeholders in activities that have positive social, environmental and economic impacts on people, business and society. We shall also engage our suppliers to ensure adequate sustainability standards in our supply chain.

Code of Conduct

For the purpose of respecting human rights and promoting fair employment conditions, safe working conditions, responsible management of environmental issues, and high ethical standards, our Code of Conduct is based on the UN Global Compact principles. It shall be applied throughout the company´s operations including in the management, development, production, supply, sales and support of Ericsson solutions, products and services worldwide. The Code of Conduct shall also be valid for all Ericsson suppliers and applied through contractual terms and conditions.

The Code of Conduct provides that:

●	All persons should be free to peacefully and lawfully form and join, or not join, workers’ associations of their own choosing, and should have the right to bargain collectively.

●	Modern day slavery including forced, bonded or compulsory labor and human trafficking are strictly prohibited. Ericsson does not accept the use of child labor.

●	No individuals should be discriminated against because of race, color, gender, sexual orientation, gender identity, marital status, pregnancy, parental status, religion, political opinion, nationality, ethnic background, social origin, social status, indigenous status, disability, age, union membership or employee representation, or any other characteristic protected by local law, as applicable.

●	All individuals should know the basic terms and conditions of their employment.

●	Individuals with the same experience, performance and qualifications shall receive equal pay for equal work with respect to those performing the same jobs under similar working conditions.

●	The health of the workers and the safety of the workplace shall always be a priority concern. This applies to all aspects of working conditions, including psychosocial considerations.

It is the responsibility of each Ericsson employee to respect and promote the Code of Conduct, and it is the responsibility of each Ericsson unit and company, as well as of each manager, to ensure that Ericsson employees are treated in accordance with the Code of Conduct.

Suppliers and their subcontractors shall be required to comply with the Code of Conduct and to verify compliance.

EVERY ACTION COUNTS

– rules for everyone performing work for Ericsson under the staff management of Ericsson, whether as an employee of Ericsson or of a subcontractor, or as a private contractor

Compliance with laws, rules and regulations

Ericsson shall comply with all laws, rules and regulations that apply to its business. As you conduct Ericsson’s business, you may encounter a variety of legal issues. Violations of any applicable law, rule or regulation may have serious consequences, both for Ericsson and for the individuals concerned. Therefore, it is your responsibility to be familiar with and comply with relevant laws, rules and regulations, including in the areas listed below.

Trade Compliance – Specific laws, rules and regulations apply to us as a multinational group of companies in an international business environment, in particular when exporting and importing products and services. Ericsson employees must therefore be familiar with, and adhere to, applicable domestic and foreign laws, rules, and regulations related to export and import regulations, anti-boycott provisions, trade embargos, and sanctions. According to these laws, rules and regulations, individuals can be restricted from participating in certain business activities, for example, “United States persons” (US citizens, green card holders and persons physically located in the US) can be subject to such restrictions. Group Function Legal Affairs is available to support employees with questions regarding Trade Compliance.

Fair competition – Ericsson is dedicated to promoting fair competition. Fair competition provides the best incentives for business efficiency. It encourages business development and innovation and it creates a wider choice for consumers. Most countries have laws prohibiting business practices that interfere with fair competition (competition or antitrust laws). These laws govern the ways companies deal with their competitors, customers, and suppliers and they, for example, prohibit price fixing, market and customer allocation and bid rigging with competitors, as well as the abuse of a dominant market position. Everyone working for Ericsson shall compete in the open market as vigorously and constructively as possible, while consistently complying with competition laws in each of the countries in which Ericsson operates.

Accounting and financial reporting – Ericsson is required to follow strict accounting principles and standards, to report financial information accurately and completely, and to have appropriate internal controls and processes to ensure that accounting and financial reporting complies with applicable laws, regulations, and listing requirements. You must support the company’s efforts in this area.

Insider rules and trading prohibition – Everyone working for Ericsson shall act in strict compliance with all applicable insider rules and regulations. “Inside information” is non-public information, which, if it were made public, would be likely to have a significant effect on the price of a financial instrument. No one who possesses inside information is permitted to use the inside information for trading in financial instruments to which the information relates. Furthermore, no one is permitted to disclose inside information to anyone, including family, friends, coworkers, or others, for whom such information is not necessary for the performance of his/her duties.

Closed period - The members of the Board of Directors of Telefonaktiebolaget LM Ericsson and the members of Ericsson’s Group management are prohibited by law to conduct any transaction in

Ericsson financial instruments during a closed period of 30 days before the publication of financial reports. All Ericsson employees are recommended not to trade in Ericsson financial instruments during this period even if they do not possess inside information.

Privacy - Ericsson is committed to protecting the privacy of personal information, including personal information relating to employees, partners, external workforce, customers, and end-users. Personal data shall be kept confidential and handled in a secure way. You must only process personal data to the extent required to perform work tasks.

Communication and financial information

It is important that Ericsson employees have a good understanding of their units’ operational and financial performance to increase involvement in improving operations. This must be balanced with Ericsson’s financial disclosure policy and legal requirements, specified in frameworks such as the insider rules, and the listing and reporting rules of stock exchanges and supervisory authorities for securities. Ericsson’s obligation to comply with these requirements defines the way that individuals working for Ericsson shall manage material news that might impact the company’s stock price. Comments about financial performance and prospects to external parties shall only be made by official company spokespersons, as authorized in the spokespersons directive and in conjunction with activities supported by Group Function Marketing & Communications.

Everyone involved in financial reporting shall always provide full, fair, accurate, timely, and understandable disclosures in reports and documents that Ericsson files with or submits to government agencies or authorities or makes in other public communications.

The authorized spokespersons are assigned to represent the company externally and can cover a broad range of topics. All employees are encouraged to spread the word about Ericsson by sharing public information about the company, but only authorized spokespersons should comment on financial performance, strategically sensitive matters or non-public customer related information. Group Function Marketing & Communications is available to support employees when in doubt.

Dealing with conflicts of interest

We shall make business decisions based on the best interests of the Group rather than personal considerations or relationships. A conflict of interest arises when anything interferes with or influences the exercise of our independent judgment in the best interest of Ericsson. We must avoid situations in which our personal interest may conflict with, or even appear to conflict with, the interests of the Group.

The following are examples of situations to be particularly aware of:

Business opportunities – You may not take business opportunities for yourself, your family or friends that are identified in the course of your work for Ericsson if this could be contrary to the interests of Ericsson. Nor may you otherwise use Ericsson property or information or your position at Ericsson for personal gain or for the gain of your family or friends.

Other Employment or engagement – You may not take any employment or engagement outside Ericsson, with or without compensation, that harms or may harm job performance at Ericsson or creates or may create a conflict of interest. Ericsson employees may not engage in outside business interests that divert time and attention away from Ericsson responsibilities or require work during Ericsson working time. Ericsson employees shall avoid any potential conflict of interest by not accepting employment or engagement from any ICT organization or any supplier, contractor, agent, customer, or competitor of Ericsson, unless the engagement is on behalf of or at the request of Ericsson.

Board assignments outside Ericsson – Ericsson employees must not take a board position in any entity or association (including non-profit organizations) if it creates a conflict of interest or could adversely affect the employee’s performance of the duties or work for Ericsson. For example, a board position in a competitor, customer, supplier, or strategic partner of Ericsson is not permitted. A board position in a non-significant supplier of Ericsson may, under certain limited circumstances, be permitted but subject always to approval by the Chief Legal Officer.

Provided that there is no risk for conflicts of interest, employees may hold one board position in an external entity without prior approval. Any additional board position is permitted only if explicitly approved in advance by the employee’s manager and the manager’s manager. A special approval process applies for the Group management. Serving on boards of non-profit organizations does not require approval, provided that there is no potential conflict of interest.

Political activities – Ericsson will not make contributions or payment or otherwise give any endorsement, directly or indirectly, to political parties or committees or to individual politicians3. You may not make any political contribution on behalf of Ericsson or through the use of corporate funds or resources.

Disclosure of conflicts of interest – Ericsson requires that you disclose situations or transactions that reasonably would be expected to give rise to a conflict of interest. If you suspect that you are involved in a transaction or any other arrangement that creates a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your manager and to Group Function Legal Affairs. Your manager and Group Function Legal Affairs will work with you to assess whether there is a conflict of interest and, if so, how best to address it.

3 Nothing in this Section shall prohibit the establishment and operation of a separate segregated fund, as permitted by United States law (specifically 2 U.S.C. § 441b(b)(4)(B)) to collect voluntary donations from certain eligible employees of Ericsson and to make contributions to candidates for elected political office in the United States.

Corruption and financial irregularities

Zero-tolerance – Ericsson has a zero-tolerance policy towards any form of corruption and financial irregularity, including bribery, kickbacks, facilitation payments, fraud, embezzlement, and money laundering, as follows.

Bribes and kickbacks – No one representing Ericsson may, directly or indirectly, demand or accept from, or offer or give to, employees or other representatives of business partners (such as customers, suppliers, and channel partners) or any other third parties (e.g. authorities), any kind of bribe, kickback or any other unlawful or unethical benefit.

Gifts and entertainment – No one representing Ericsson may offer to, or accept from, business partners or any other third parties, gifts, benefits, reimbursements, or entertainment that would constitute a violation of laws or that could suggest a conflict of interest, divided loyalty, or be perceived as an improper attempt to influence business decisions or otherwise affect the recipient’s performance or work duties. Ericsson employees should normally not accept gifts from business partners or any other third parties except for promotional items with insignificant value.

All gifts or entertainment should be:

●	business related

●	made openly - normally addressed to the receiver’s employer

●	of moderate value

●	free from obligation or expectation and

●	avoided during ongoing negotiations

Certain gifts or benefits are never allowed to be either offered or accepted, including money, loans, gift vouchers, kick-backs, work for private purpose, unethical benefits, vacations, or similar benefits addressed to individuals.

Further guidelines are available in Ericsson steering documents and e-learnings.

Public officials – Stricter rules apply when we interact with government entities and their employees or representatives. Be aware that this includes also state owned companies, i.e. many mobile operators. Normally, nothing of value should be promised, offered, or provided to a public official, either directly or indirectly.

Facilitation payments – Unofficial payments demanded by public officials intended to speed up or secure the performance of routine government actions (e.g. issuance of visas, permits or licenses) are not allowed by Ericsson. Such facilitation payments are illegal in most countries and may result in prosecution and punishment of the payer.

Fraud and embezzlement – Ericsson does not accept any type of fraudulent behavior or embezzlement.

Money laundering – Ericsson supports international efforts to combat money laundering and the funding of terrorist and criminal activities. We shall not engage in unusual payment methods, or payments to unconnected parties, in contradiction to Ericsson policies and directives.

Support and reporting – If you are ever in doubt as to what is permissible, contact Group Function Legal Affairs for advice. Any offer or proposed arrangement contradicting our zero-tolerance towards corruption policy must be reported immediately to Group Function Legal Affairs. You may also use the Ericsson Compliance Line.

Protection and proper use of company assets

Ericsson has a wide variety of assets, including physical assets, proprietary information and intellectual property. You are responsible for protecting Ericsson property entrusted to you and for helping to protect Ericsson’s assets in general. To do this you must be aware of and understand Ericsson’s security directives. You must be alert and report any loss, or risk of loss, of Ericsson properties to your manager or Ericsson Security as soon as they come to your attention.

Below, you will find certain instructions for internal and external handling of information, communication systems and intellectual property.

Intellectual property – Intellectual property includes a variety of properties, such as computer programs, technical documentation and inventions. Certain intellectual property is, or can be made, subject to special protection through copyright, patent right, trademark right, etc.

Intellectual property is an asset of utmost value to Ericsson and must be treated with appropriate care. You must follow and, in case of doubt, seek instructions on how you shall act to protect this valuable asset. For example, it is important that open source software is used and distributed only in accordance with Ericsson’s regulations on open source software.

Intellectual property created by Ericsson employees under the employment is transferred and assigned to Ericsson by law and/or the employment contract or other agreement, with the exceptions stated in international conventions, applicable laws and the agreement with Ericsson.

Use of Ericsson IT resources – Ericsson IT resources, including communication systems and connections to the Internet, shall be used for conducting Ericsson business or for other incidental purposes, authorized by your management or applicable Group steering documents. You may be authorized by management, or by applicable Group steering documents, to access Ericsson’s IT resources with devices and storage media not provided by Ericsson.

To the extent allowed under applicable law, access to Ericsson’s IT environment from any device or storage media (whether provided by Ericsson or not) may be checked for installed software, USB storage, firewalls, administrator information, additional network connections, encryption, anti-virus or malicious software and components, etc. For the purpose of protecting Ericsson business and detecting unacceptable use of Ericsson’s IT resources, you may be asked to provide access to any devices and storage media used to access Ericsson’s IT resources or store Ericsson information. Such a request can only be made by an authorized security function and in accordance with applicable processes.

Unacceptable use of Ericsson’s IT resources includes: processing, sending, retrieving, accessing, displaying, storing, printing or otherwise disseminating material and information that is fraudulent, harassing, threatening, illegal, racially or sexually oriented, obscene, intimidating, defamatory or otherwise inconsistent with a professional environment.

When you leave Ericsson – you must return all Ericsson assets, including documentation and any media containing Ericsson proprietary information. You remain bound by the restrictions for use and disclosure of Ericsson proprietary information after you leave Ericsson.

Protecting information

Protecting Ericsson’s confidential and proprietary information and that of our customers, partners and suppliers

Persons working for Ericsson have access to information owned by Ericsson and sometimes also to information owned by third parties. Such information may be financial information, business plans, technical information, information about employees and customers, and other types of information. Non-authorized access, use and disclosure may damage Ericsson or the third party and, therefore, you are not allowed to access, use or disclose the information unless you have been properly authorized to do so. Non-authorized access, use and disclosure may also be a violation of laws, including privacy regulations. Whenever you are in doubt of your authorization, you must seek instructions from your manager or Ericsson Security.

Here are some rules that will help protect non-public information of Ericsson and its customers, partners and suppliers:

1.	Do not disclose to others information not made public by Ericsson except to
(i)	persons working for Ericsson who, in their work, need access to the information and who have justified reason to have the information,

(ii)	anyone else authorized by Ericsson as the receiver of such information or

(iii)	persons to whom you, according to your work duties, shall give such information.

2.	Do not directly or indirectly access, duplicate, reproduce or make use of non-public information other than in the course of your duties and work for Ericsson. When leaving Ericsson, any authorization to access or to use non-public information expires, and any information in your possession must be returned or disposed of.
3.	Upon learning of any wrongful use or treatment of non-public information, promptly notify your manager and cooperate in full with Ericsson to protect such information.
4.	Do not store non-public information on private computers, storage media or other devices not authorized by Ericsson. Third party cloud services, or other online hosting services, should only be used to store non-public information if approved for that purpose by Ericsson Group Security.
5.	Accesses and authorizations provided to persons working for Ericsson may only be used in the manner in which they were intended. Passwords and pin codes and similar information must never be shared or provided for use to unauthorized persons.

Ericsson
SE-164 83 Stockholm, Sweden
Telephone +46 10 719 0000 www.ericsson.com	© Telefonaktiebolaget LM Ericsson